Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-224381

Issuer Free Writing Prospectus, dated February 20, 2019

Supplementing the Preliminary Prospectus Supplement dated

February 20, 2019 (To Prospectus dated April 20, 2018)

$700,000,000 4.750% Notes due 2029

Pricing Term Sheet

February 20, 2019

Issuer:	Whirlpool Corporation

Expected Ratings:*	Moody’s: Baa1 (stable outlook) Standard & Poor’s: BBB (stable outlook) Fitch: BBB (stable outlook)

Trade Date:	February 20, 2019

Settlement Date:	February 26, 2019 (T+4)**

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC Wells Fargo Securities, LLC BNP Paribas Securities Corp. ING Financial Markets LLC MUFG Securities Americas Inc.

Co-Managers:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Telsey Advisory Group LLC

Title:	4.750% Senior Notes due 2029

Principal Amount:	$700,000,000

Maturity Date:	February 26, 2029

Coupon (Interest Rate):	4.750%

Interest Payment Dates:	February 26 and August 26, commencing August 26, 2019

Benchmark Treasury:	UST 2.625% due February 15, 2029

Benchmark Treasury Price and Yield:	99-24+; 2.652%

Spread to Benchmark Treasury:	+ 225 bps

Yield to Maturity:	4.902%

Price to Public:	98.810%

Make-Whole Call:	Prior to November 26, 2028, at a discount rate of the Adjusted Treasury Rate plus 35 basis points

Par Call:	On and after November 26, 2028

Change of Control Offer to Purchase:	If Whirlpool experiences a Change of Control Repurchase Event (as defined in the preliminary prospectus supplement dated February 20, 2019), it will be required, unless it has exercised the right to redeem the notes, to offer to purchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the repurchase date.

CUSIP:	963320AW6

ISIN:	US963320AW61

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day prior to the settlement date will be required, because the Notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. If you wish to trade the Notes prior to the second business day prior to the settlement date, you should consult your own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, J.P. Morgan Securities LLC collect at (212) 834-4533, Mizuho Securities USA LLC toll-free at (866) 271-7403 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.